13012769

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section

FEB 28 2013

Washington DC
400

SEC FILE NUMBER
8-03018

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

HAPOALIM SECURITIES USA, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

ONE BATTERY PARK PLAZA
(No. and Street)

NEW YORK	**NEW YORK**	**10004**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

CHARLES GENTILE **(212) 898-6229**
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

METIS GROUP LLC
(Name – *of individual, state last, first, middle name*)

14 PENN PLAZA – SUITE 1800	**NEW YORK**	**NY**	**10122**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

X Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

EG 3/11/13

OATH OR AFFIRMATION

I, DENNIS E. LOUDON, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of HAPOALIM SECURITIES USA, INC., as of DECEMBER 31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

[illegible] E. CONNOLLY
Notary Public, State of New York
No. 01CO6239924
Qualified in Kings County
Commission Expires April 25, 2015

Signature

CHIEF EXECUTIVE OFFICER
Title

NY, NY 2/22/13
Notary Public

This report** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims or Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (I) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Oath or Affirmation

To the best of our knowledge and belief, the accompanying financial statements and supplemental information pertaining to the firm of Hapoalim Securities USA, Inc. (the "Company") at and for the year ended December 31, 2012, are true and correct. Based upon information available to the undersigned, neither the company nor any principal officer or director thereof has any proprietary interest in any account classified solely as that of a client. The financial statements and supplemental information of the Company are made available to all the Company's members and allied members of The New York Stock Exchange, Inc.

Steven J. Paraggio
Chief Financial Officer
Hapoalim Securities USA, Inc.

Dennis E. Loudon
Chief Executive Officer
Hapoalim Securities USA, Inc.

Jamie E. Connolly
NY, NY 2/22/13

JAMIE E. CONNOLLY
Notary Public, State of New York
No. 01CO6239924
Qualified in Kings County
Commission Expires April 25, 2015

Hapoalim Securities USA, Inc.

Statement of Financial Condition

As of December 31, 2012

METis group LLC

CERTIFIED PUBLIC ACCOUNTANTS

Hapoalim Securities USA, Inc.

Statement of Financial Condition
As of December 31, 2012

Hapoalim Securities USA, Inc.

Contents

METIS group LLC

CERTIFIED PUBLIC ACCOUNTANTS
14 Penn Plaza, Suite 1800
New York, NY 10122
P 212-643-0099
F 212-496-7502
WWW.METISGROUPLLC.COM | OFFICES: BASKING RIDGE, NJ • PLAINVIEW, NY • ARMONK, NY • BOCA RATON, FL

Independent Auditors' Report

To the Board of Directors and Stockholder of
Hapoalim Securities USA, Inc.

Report on the Financial Statement

We have audited the accompanying statement of financial condition of Hapoalim Securities USA, Inc. as of December 31, 2012, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statement.

Managements' Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of this statement of financial condition in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the statement of financial condition that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on this statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the statement of financial condition. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the statement of financial condition, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the statement of financial condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes

METIS group LLC

CERTIFIED PUBLIC ACCOUNTANTS

evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the statement of financial condition.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Hapoalim Securities USA, Inc. as of December 31, 2012, in conformity with accounting principles generally accepted in the United States of America.

Metis Group LLC

METIS GROUP CERTIFIED PUBLIC ACCOUNTANTS LLC
New York, New York
February 27, 2013

Hapoalim Securities USA, Inc.

Statement of Financial Condition
December 31, 2012

ASSETS		
Cash and cash equivalents	$	1,013,361
Receivables from brokers and dealers		317,735
Securities owned, at fair value		241,364,962
Fixed assets at cost, less accumulated depreciation and amortization of $2,758,603		618,722
Due from affiliates		270,573
Deferred tax assets		3,886,000
Other assets		2,530,642
TOTAL ASSETS	$	250,001,995
LIABILITIES AND STOCKHOLDER'S EQUITY		
Liabilties		
Securities sold not yet purchased, at fair value	$	137,420,706
Loan payable to Bank Hapoalim		48,200,000
Payable to affiliates		3,469,010
Payable to brokers and dealers		8,658,527
Accounts payable, accrued expenses and other liabilities		7,868,489
		205,616,732
Subordinated borrowings from PCM-HSU Holdings, Inc.		10,000,000
TOTAL LIABILITIES		215,616,732
Stockholder's equity:		
Common stock, $0.01 par value: 100 shares authorized, 10 shares issued and outstanding		-
Additional paid in capital		65,611,134
Accumulated deficit		(31,225,871)
TOTAL STOCKHOLDER'S EQUITY		34,385,263
TOTAL LIABILITIES AND STOCKHOLER'S EQUITY	$	250,001,995

The accompanying notes are an integral part of this financial statement.

1. Description of Business

Hapoalim Securities USA, Inc. (the "Company") is a wholly-owned subsidiary of PCM-HSU Holdings, Inc. ("PCM-HSU Holdings" or "Parent") which is a subsidiary of Bank Hapoalim B.M. ("Hapoalim"), an Israeli publicly owned financial and banking group. Hapoalim is dually listed on the Tel Aviv and London Stock Exchanges.

In September 2012, ownership of the Company was transferred from Hapoalim U.S.A. Holding Company, Inc., a subsidiary of Bank Hapoalim B.M. to PCM-HSU Holdings. The transaction had no impact on the financial statement of the Company.

The Company is a registered broker-dealer in securities under the Securities Exchange Act of 1934 and is a member of the New York Stock Exchange, Inc. and the Financial Industry Regulatory Authority (FINRA), and is registered with the Commodity Futures Trading Commission. Its business includes fixed income, equity and options trading and brokerage activities.

2. Significant Accounting Policies

The following is a summary of significant accounting policies applied by the Company in the preparation of its statement of financial condition. The policies are in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates

To prepare the financial statement in conformity with GAAP, management must make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates. Items requiring significant management estimate and assumptions are fair value estimates of assets and liabilities, and valuation allowance for deferred tax assets.

Securities Owned and Securities Sold not yet Purchased

Securities owned and securities sold not yet purchased are for trading purposes and reported in the statement of financial condition at fair value. Fair value is market value when there are quoted market prices. Fair value is determined based on other relevant factors, including dealer price quotations for similar securities when there are no active markets. Transactions are recorded on the trade date.

Foreign Denominated Assets and Liabilities

Assets and liabilities denominated in foreign currency are converted to U.S. dollars based on exchange rates at the statement of financial condition date.

Depreciation and amortization

Depreciation is calculated on a straight-line basis over the estimated useful lives of the assets, which range from 3 to 10 years. Leasehold improvements are amortized over the lesser of the economic life of the improvement or the term of the lease.

Income taxes

The Company accounts for income taxes in accordance with FASB ASC 740, "Accounting for Income Taxes", which requires the recognition of tax benefits or expenses on the temporary differences between the financial reporting and the tax basis of assets and liabilities. If appropriate, deferred tax assets are adjusted by a valuation allowance, which reflects expectations of the extent to which such assets will be realized. The Company files a consolidated federal tax return together with its Parent. Federal income tax is allocated to the Company as if it were filing separately.

Cash and cash equivalents

The Company considers certain highly liquid investments with initial maturities of three months or less that are not held for sale in the ordinary course of business to be cash equivalents.

Fair Value Measurement

The carrying amounts of the Company's cash and cash equivalents, accrued expenses and other liabilities, and receivables from and payables to brokers and dealers approximate their fair values due to their short-term nature.

3. Receivable from and payable to Brokers and Dealers

Receivables from and payables to brokers and dealers represent amounts due primarily as a result of the Company's trading, commission and brokerage activities.

The Company has agreed to indemnify its clearing brokers for certain losses that the clearing brokers may sustain from the transactions introduced by the Company.

See also Note 11, Commitments and Contingencies.

4. Securities Owned and Securities Sold Not Yet Purchased

At December 31, 2012, securities owned and securities sold, not yet purchased, consist of the following:

	Securities Owned	Securities Sold, not yet Purchased
U.S. Treasuries & Govt. Agencies	$ 111,772,306	$ 52,144,363
Corporate Bonds	93,767,002	84,352,655
Municipal Bonds	27,584,738	923,688
Certificates of Deposit	8,240,916	-
	$ 241,364,962	$ 137,420,706

5. Fair value Disclosures

FASB ASC 820 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The Company determines the fair values of its financial instruments based on the fair value hierarchy established in ASC 820 which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value.

Level 1

Quoted prices in active markets for identical assets or liabilities. Level 1 assets and liabilities generally include debt and equity securities and derivative contracts that are traded in an active exchange market, as well as certain U.S. Treasury securities that are highly liquid and are actively traded in over-the-counter markets.

Level 2

Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities. Level 2 assets and liabilities include debt securities with quoted prices that are traded less frequently than exchange-traded instruments and derivative contracts whose value is determined using a pricing model with inputs that are observable in the market or can be derived principally from or corroborated by observable market data. This category generally includes U.S. Government and agency mortgage-backed debt securities, corporate debt securities, equity securities with sale restrictions, derivative contracts and residential mortgage loans held-for-sale.

Level 3

Unobservable inputs for the asset or liability and rely on management's own assumptions about assumptions that market participants would use in pricing the asset or liability and that are consequently not based on market activity but upon particular valuation techniques. Level 3 assets and liabilities include financial instruments whose value is determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant management judgment or estimation. This category generally includes certain private equity investments, retained residual interests in securitizations, residential mortgage servicing rights (MSRs) and highly structured or long-term derivative contracts. Additionally, the Company did not have any level 3 assets or liabilities that were measured at fair value on a non-recurring basis at December 31, 2012.

Securities sold not yet purchased are carried at fair value.

Assets and liabilities measured at fair value at December 31, 2012 on a recurring basis are summarized below:

	Level 1	Level 2	Level 3	Total
Assets				
Government Agency	$ -	$ 111,772,306	$ -	$ 111,772,306
Corporate Bonds	-	93,767,002	-	93,767,002
Municipal Bonds	-	27,584,738	-	27,584,738
Certificates of Deposit	-	8,240,916	-	8,240,916
Total Assets	$ -	$ 241,364,962	$ -	$ 241,364,962
Liabilties				
U.S. Government	$ 52,144,363	$ -	$ -	$ 52,144,363
Corporate Bonds	-	84,352,655	-	84,352,655
Municipal Bonds	-	923,688	-	923,688
Total Liabilities	$ 52,144,363	$ 85,276,343	$ -	$ 137,420,706

6. Loans and Lines of Credit

On September 17, 2009 the Company entered into a Subordinated Loan agreement with Hapoalim totaling $10 million which bears interest based on LIBOR plus 3% (3.31% at December 31, 2012) paid quarterly, and has a maturity date of September 30, 2013 with provision for automatic annual renewals. In September 2012, in connection with the transfer of ownership described in Note 1, PCM-HSU Holdings acquired the Subordinated Loan. As of December 31, 2012, $10 million was outstanding on the subordinated loan.

This loan is subordinated to the claims of general creditors of the Company and has been approved as regulatory capital, and accordingly, is included as regulatory capital in computing the Company's net capital under the SEC's uniform Net Capital Rule 15c3-1. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

On July 28, 2011, the Company entered into an overdraft facility agreement with its Parent totaling $75 million. Borrowings bear interest based on LIBOR plus 0.75% (0.9587% at December 31, 2012) paid quarterly, and have a maturity of December 31, 2013. As of December 31, 2012, there was $48.2 million outstanding on the line of credit.

7. Employee Benefit Plans

The Company has a qualified defined contribution profit sharing plan covering substantially all of its employees. The Company's matching contributions to the plan, which are at the discretion of management, are determined annually but do not exceed the amount permitted under the Internal Revenue Code for this type of plan. The employees contribute to their 401K accounts in amounts that do not exceed the maximum permitted by the Internal Revenue Code.

8. Income Taxes

As of December 31, 2012, the gross deferred tax asset amounted to approximately $8 million. A valuation allowance of approximately $4 million is recorded on the net deferred tax asset as it has been determined that currently it is more likely than not that the Company will be unable to fully utilize this asset. During 2012 deferred tax assets decreased by $171,000 and the valuation allowance increased by $579,000. The temporary differences that give rise to the gross deferred tax asset at December 31, 2012, are as follows:

Deferred Assets:		
Tax credits	$	482,000
Accrued liabilities		1,465,000
Furniture, equipment and leasehold improvements		208,000
Net Operating Losses (NOL)		5,801,000
Total Deferred Tax Assets before valuation allowance		7,956,000
Less: Valuation allowance		(4,070,000)
Total Deferred Tax Assets after valuation allowance	$	3,886,000

The Company has a pre-tax effected federal net operating loss carry forward of approximately $13 million as of December 31, 2012. The NOLs expire between December 31, 2022, and December 31, 2025. Due to limitations in the usage of NOLs subsequent to the change in ownership when the Hapoalim Group originally acquired the Company, the amount of federal carryover loss that can be used in any one year is approximately $1.3 million.

The Company and its former parent, Hapoalim U.S.A. Holding Company, Inc. (HUSA), have filed consolidated federal income tax returns. Each company has been charged its share of income tax based on its income less its own available NOL. As of December 31, 2012, the Company owes the Parent and HUSA $957,000 on account of its share of 2012 income taxes, included in the Statement of Financial Condition in Payable to affiliates. The Company will also file consolidated federal income tax returns with PCM-HSU Holdings.

The Company is no longer subject to U.S. Federal, state and local tax examinations by tax authorities for years before 2009.

9. Financial Instruments with Off-Balance Sheet Risk and Concentration of Credit Risk

The Company's securities activities involve the execution, settlement and financing of various securities transactions. These activities may expose the Company to risk in the event customers, other brokers and dealers, banks, depositories or clearing organizations are unable to fulfill their contractual obligations.

The Company is exposed to off-balance sheet risk of loss on unsettled transactions in the event customers and other counterparties are unable to fulfill their contractual obligations.

The Company has sold securities that it does not own and will therefore be obligated to repay the amount or purchase such securities at a future date. The Company has recorded these obligations in the financial statement at December 31, 2012, at fair values of the related securities and could incur a loss if the fair value of the securities increases subsequent to December 31, 2012. The Company hedges this risk with its asset liabilities management of securities holdings.

10. Commitments and Contingencies

The Company applies the provisions of ASC 460, *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others,* which provides accounting and disclosure requirements for certain guarantees. The Company introduces its customer transactions to clearing brokers with whom it has a correspondent relationship for execution and clearance in accordance with the terms of a fully disclosed clearing agreement. In connection therewith, the Company has agreed to indemnify the clearing brokers for losses that the clearing brokers may sustain as a result of the failure of the Company's customers to satisfy their obligations in connection with their normal delivery versus payment transactions. The Company mitigates this risk with its ongoing credit review procedures on all relevant customers. The Company's contract with the clearing brokers also required the placement of a $250,000 deposit with each of its two clearing brokers. These deposits are included in the balance sheet in Receivables from Broker Dealers.

The Company leases its New York City office space under a non-cancelable operating lease expiring in July 2022. In addition, the Company also leases its Los Angeles and Miami office space under non-cancelable operating leases expiring in December 2015 and June 2017, respectively.

Future minimum lease payments under the office lease and equipment operating leases are as follows:

Years Ending December 31,		
2013	$	735,066
2014		719,693
2015		724,847
2016		676,545
2017		647,576
Thereafter		2,954,600
Total	$	6,458,327

The Company has become a defendant in a legal action seeking certain specified damages. Management does not believe the claim has merit and intends to vigorously contest the claim. Accordingly, no accrual has been made for any potential loss.

11. Regulatory Requirements

As a registered broker-dealer, the Company is subject to Rule 15c3-1 of the Securities Exchange Act of 1934, and Regulation 1.17 of the Commodity Futures Trading Commission which specifies uniform minimum net capital requirements for its registrants.

The Company has elected to compute net capital under the basic method, which states that the broker-dealer must maintain net capital, as defined, equal to the greater of 6 2/3% of aggregate indebtedness (15 to 1) or the minimum dollar requirement of $100,000. At December 31, 2012, the Company had net capital of approximately $18 million, which exceeded minimum capital requirements by approximately $14 million.

The Company is exempt from the requirements of Rule 15c3-3 of the Securities and Exchange Commission based on Section (k)(2)(ii) of the Rule. The firm does not handle any customer cash or securities.

Advances to affiliates, repayment of subordinated liabilities, dividend payments and other equity withdrawals are subject to certain notification and other provisions of the net capital rule of the SEC and other regulatory bodies.

12. Subsequent Events

Subsequent events have been evaluated through February 27, 2013, which is the date the financial statement was available to be issued.